Exhibit 1

Suite 920-475 West Georgia Street Vancouver, BC V6B 4M9	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER SIGNS AGREEMENT WITH AUSTRIA DUVAZ

Vancouver, British Columbia, Canada, March 20, 2006 - Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) announced today that it has signed a definitive agreement with Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), a privately held Peruvian mining company, which grants the Company an exclusive option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz, following a six-month due diligence period.

Pursuant to the terms of the agreement, the Company will first conduct a due diligence review of Austria Duvaz, after which the Company will have the right, but not the obligation, to enter into an option agreement to purchase all of the assets of Austria Duvaz.

Austria Duvaz owns an estimated 225 hectares of mining concessions in the Morococha mining district. Approximately 60 hectares are directly adjacent to concessions which comprise the Toromocho pit as delineated in the Company’s recently completed pre-feasibility study prepared by SNC-Lavalin Chile S.A. Austria Duvaz also has a processing plant and worker’s housing in Morococha.

David Lowell, the Company’s Executive Chairman, said “We are pleased to have concluded negotiations which will give us the option to acquire the assets of Austria Duvaz. The concessions held by Austria Duvaz represent excellent exploration targets given their close proximity to our Toromocho deposit. Additionally, the Austria Duvaz concessions to the south of our Toromocho holdings will allow us push the Toromocho pit backslopes further to the south to access more of our own mineral resources which are currently not included in our mine plan as described in our pre-feasibility study. We believe that the acquisition of the Austria Duvaz concessions and assets, once completed, will significantly enhance the value of our Toromocho project.”

The Company’s pre-feasibility study announced on February 9, 2006 indicates that at an estimated average annual production rate of 272,788 tonnes (601 million lbs.) of copper and 5,387 tonnes (11 million lbs.) of molybdenum for 21 years, the Project has an estimated Net Present Value (NPV) of US$814 million from commencement of construction and an after-tax Internal Rate of Return (IRR) of 16.0%. Pretax operating costs for Toromocho are estimated to be $0.51 per pound ($1,133 per tonne) of copper produced over the life of the mine. The cost including worker’s participation, government royalties and income taxes is estimated to be $0.683 per pound ($1,508 per tonne) of copper produced.

Base assumptions for the pre-feasibility study include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.

The pre-feasibility study comprises several studies prepared by Independent Mining Consultants (mining and mining plan), Minerals Advisors Group (“MAG”) (metallurgy), Montgomery, Watson Harza (tailings impoundment), Errol L. Montgomery & Associates (hydrology) and SNC-Lavalin Chile S.A. (Cu-Mo process plant, infrastructure and environmental and permit issues). SNC-Lavalin Chile S.A. (“SNC-Lavalin”) also compiled the conclusions of the above studies along with the preliminary capital and operating cost (incorporating costs estimated by Peru Copper and the other consultants named above). SNC-Lavalin Capital Inc. conducted an initial economical evaluation which was incorporated in the pre-feasibility study.

Peru Copper intends to file a National Instrument 43-101 technical report regarding the pre-feasibility study within 45 days of its issuance. Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43-101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this press release. For sampling and assaying information please refer to the IMC Technical Report dated August 25th, 2004 which is available on SEDAR (www.sedar.com). Mr. J.W. Gulyas, Professional Engineer, of SNC-Lavalin is the independent “qualified person”, within the meaning of National Instrument 43-101, that reviewed the engineering report on the process plant and he has reviewed and approved the content of this press release. Dr. Martin C. Kuhn, P.E. of MAG is the independent “qualified person” within the meaning of National Instrument 43-101 that prepared the report of metallurgical investigations and has reviewed and approved the disclosures of applicable metallurgical data.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Peru Copper Inc.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statement.

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